

October 27, 2010

Via Facsimile and U.S. Mail

Mr. Jacques Tizabi
Chief Financial Officer
Universal Detection Technology
340 North Camden Drive, Suite 302
Beverly Hills, California 90210

> **Re: Universal Detection Technology**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarters Ended March 31, 2010 and June 30, 2010**
> **File No. 001-09327**

Dear Mr. Tizabi:

We have reviewed your response letter dated October 21, 2010 and filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 31

-(a) Management's Annual Report on Internal Control Over Financial Reporting, page 31

1.   We note your response to prior comments 1, 2, and 3 and your proposed disclosures
        addressing each of your conclusions related to the effectiveness of your disclosure
        controls and procedures based on Item 307 of Regulation S-K and your internal controls
        over financial reporting based on Item 308(T) of Regulation S-K.   Please address the
        following comments:

        •   We note from your proposed disclosure that management evaluated your disclosure
            controls and procedures as of a date within 90 days before the filing date of your
            annual report. Please amend your filing to disclose management's conclusion
            regarding the effectiveness of your disclosure controls and procedures as of the end of
            the period covered by the annual report, which in your case would be December 31,
            2009. Refer to Item 307 of Regulation S-K.

        •   We note from your proposed disclosure that you concluded that "during the period
            covered by this report" such "internal controls and procedures were not effective to
            control deficiencies that constituted material weaknesses." Please amend your filing
            to disclose management's conclusions regarding the effectiveness of your "internal
            controls over financial reporting" rather than your "internal controls and procedures"
            as of December 31, 2009, which is your most recent fiscal year. Refer to the guidance
            in Item 308(T) of Regulation S-K.

Exhibit 31

2.   We note your response to prior comments 4 and 6. We note from your proposed
        certification to be included within your next amendments to your filings that it is still not
        in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we
        note that you do not include all of the introductory language of paragraph 4 required by
        Item 601(b)(31) of Regulation S-K. As previously requested, please file an amendment
        to this Form 10-K that includes the entire filing together with corrected certification(s)
        that conform to the requirements of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2010

-Item 4(T). Controls and Procedures, page 21

3.   We note your response to prior comment 5 and that management did not perform an
        assessment on the effectiveness of your internal controls over financial reporting as of

March 31, 2010. Please amend this filing to eliminate this disclosure as outlined in your response.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin Vaughn
Accounting Branch Chief